Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

XTERA COMMUNICATIONS, INC.

XTERA COMMUNICATIONS, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the Corporation is Xtera Communications, Inc. The Corporation was incorporated on January 14, 1998, under the name “Bandwidth Solutions, Inc.”

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, duly adopted resolutions proposing to amend the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), as follows, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the Corporation’s stockholders.

THIRD: The following amendments were duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the DGCL by the written consent of the required percentage of stockholders of the Corporation on the 26th day of October, 2015.

FOURTH: Article IV.A of the Certificate is hereby amended and restated in its entirety to read as follows:

“A. Designation and Amount. The total number of shares of all classes of stock that the Corporation has authority to issue is 680,000,000, consisting of 395,000,000 shares of common stock, with a par value of $0.001 per share (the “Common Stock”), and 285,000,000 shares of preferred stock, with a par value of $0.001 per share (the “Preferred Stock”), 40,500,000 of which shall be designated Series A-3 Preferred Stock (the “Series A-3 Preferred”), 39,500,000 of which shall be designated Series B-3 Preferred Stock (the “Series B-3 Preferred”), 25,000,000 of which shall be designated Series C-3 Preferred Stock (the “Series C-3 Preferred”), 60,000,000 of which shall be designated Series D-3 Preferred Stock (the “Series D-3 Preferred”), and 120,000,000 of which shall be designated Series E-3 Preferred Stock (the “Series E-3 Preferred”). Upon the filing and effectiveness (the “Effective Time”), pursuant to the General Corporation Law of the State of Delaware, of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each twenty-six (26) shares of Common Stock either issued and outstanding or held by the Corporation in its treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “2015 Reverse Stock Split”). No fractional shares shall be issued in connection with the 2015 Reverse Stock Split. In lieu of any fractional shares or any cash payment therefor to which the holder would otherwise be entitled, the Corporation shall issue one (1) share of Common Stock to each such holder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, subject to the elimination of fractional share interests as described above. All Common Stock share and per share numbers in this Amended and Restated Certificate of Incorporation, as amended, are stated after giving effect to the 2015 Reverse Stock Split. Notwithstanding the foregoing, the par value of each share of the outstanding Common Stock shall not be adjusted in connection with the 2015 Reverse Stock Split. The following is a statement of the designations and the powers, privileges and rights and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.”

FIFTH: Article IV.B.4(c) of the Certificate is hereby amended and restated in its entirety to read as follows:

“(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares or cash payment therefor to which the holder would otherwise be entitled, the Corporation shall issue one (1) share of Common Stock to each such holder. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, or shall deliver an affidavit of loss, to the Corporation at the office of the Corporation or of any transfer agent for the Preferred Stock and shall give written notice to the Corporation at such office that such holder elects to convert the same. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock, to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.”

SIXTH: Concurrently with the effectiveness of the 2015 Reverse Stock Split, the conversion price of the Corporation’s Preferred Stock shall be proportionately increased pursuant to Article IV.B.5(f) of the Certificate such that the Series A-3 Conversion Price, the Series B-3 Conversion Price, the Series C-3 Conversion Price and the Series D-3 Conversion Price shall each be $16.90 per share, and the Series E-3 Conversion Price shall be $8.554 per share.

SEVENTH: This amendment to the Certificate shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Xtera Communications, Inc. this 26th day of October, 2015.

/s/ Paul J. Colan
Paul J. Colan
Chief Financial Officer